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                                                                  Exhibit 99.1

Mr. Jeff J.F. Feng                     Dan Matsui/Eugene Heller
Assistant to Chairman                  Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
Tel:  (011) 86-752-2808-188            E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2803-101


                  QIAO XING UNIVERSAL TELEPHONE, INC. RECEIVES
                            $24.2 MILLION IN ORDERS

HUIZHOU, CHINA (June 28, 2000) - Qiao Xing Universal Telephone, Inc. ("Company") (NASDAQ NMS: XING), the leading seller of telephones in China, today announced it received a total of $24.2 million in orders for 2,200,000 of its corded and cordless telephones, consisting of orders from the Company's own retail stores and from China Post Telecommunications Equipment Ltd. ("CPTE").

CPTE is a telecommunications equipment wholesaler located in Beijing and had sales of over $30 billion in 1999. Under terms of CPTE's purchase order, deliveries are scheduled to begin July, 2000, and continue through October, 2000.

Exhibiting its line of telephones at the 2000 China Telecommunications Exhibition held June 24-26, 2000, in Chengdu, Sichuan Province, Qiao Xing received much attention from wholesalers and retailers, largely the result of its reputation for high quality, wide product selection, and excellent post-sale service. The annual exhibition attracts hundreds of Chinese companies seeking to introduce and demonstrate their lines of telecommunications products.

Mr. Rui Lin Wu, chairman of the board of Qiao Xing, commented: "We are very pleased at the success of our products at the show and in bringing in such substantial new business. We are also proud that our hard work has built a solid reputation in our market, including our #1 sales ranking."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

This news release contains "forward-looking statements'' regarding future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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